July 1, 2024

William Broaddrick
Chief Financial Officer
Circle Energy, Inc./NV
8211 E. Regal Place
Tulsa OK, 74133

        Re: Circle Energy, Inc./NV
            Form 10-K for Fiscal Year Ended December 31, 2023
            Filed March 1, 2024
            File No. 000-56587
Dear William Broaddrick:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 9A: Management's Annual Report on Internal Control Over Financial Reporting, page 27

1. Please revise to disclose management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2023, including a statement about whether internal control over financial reporting is effective. Also, indicate the relevant framework that was used to evaluate your internal control over financial reporting. See
       Item 308(a) of Regulation S-K.
Report of Independent Public Accounting Firm, page F-2

2. We note that the Report of Independent Registered Public Accounting Firm is not
       appropriately addressed and does not contain the name of the Company whose financial statements were audited. Please have your auditor revise their report. Please refer to
       PCAOB Auditing Standards 3101.07 and 3101.08.
 July 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation